Filed by Expedia, Inc.

Pursuant to Rule 165 and Rule 425

under the Securities Act of 1933

Subject Company: Expedia, Inc.

Commission File No. 000-27429

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to our anticipated financial performance, business prospects, new developments, new merchandising strategies and similar matters, and/or statements preceded by, followed by or that include the words “believes,” “could,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “projects,” “seeks,” or similar expressions. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that could have a material adverse effect on Expedia, its business, financial condition or results of operations and on the proposed merger transaction between Expedia and InterActiveCorp (formerly USA Interactive). You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in the forward-looking statements: (1) the risk that Expedia’s business will not be integrated successfully; (2) costs related to the proposed transaction; (3) material adverse changes in economic conditions generally or in our markets or industries; (4) future regulatory and legislative actions and conditions affecting our operating areas; (5) competition from others; (6) successful integration of our divisions’ management structures; (7) product demand and market acceptance; (8) the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; (9) the ability to expand into and successfully operate in foreign markets; (10) obtaining and retaining skilled workers and key executives; (11) acts of terrorism; and (12) war or political instability. In addition, investors should consider the other information contained in or incorporated by reference into Expedia’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including our Annual Report on Form 10-K for the fiscal year ended 2002, as amended on Form 10-K/A filed April 30, 2003, especially in the Management’s Discussion and Analysis section, our most recent Quarterly Report on Form 10-Q and our Current Reports on Form 8-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.

We are not under any obligation and do not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this press release to reflect circumstances existing after the date of this press release or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, InterActiveCorp and Expedia have filed a proxy and information statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to read carefully the proxy and information statement/prospectus regarding the proposed transaction because it contains important information. Investors and security holders may obtain a free copy of the proxy and information statement/prospectus and other documents containing information about InterActiveCorp and Expedia, without charge, at the SEC’s web site at http://www.sec.gov. Free copies of InterActiveCorp’s filings may be obtained by directing a request to InterActiveCorp, 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, and free copies of Expedia’s filings may be obtained by directing a request to Expedia, Inc. 13810 SE Eastgate Way, Suite 400, Bellevue, Washington 98005, Attention: Investor Relations.

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The following document was circulated on July 15, 2003, by Kathy Dellplain, Senior Vice President, Human Resources, of Expedia to Expedia employees who hold Expedia employee warrants.

Date:	July 15, 2003
To:	All U.S. Employees Who Hold Expedia Employee Warrants
From:	Kathy Dellplain, SVP Human Resources

Over the last few months, we have been working to clarify the tax treatment of Expedia employee warrants upon the conversion of Expedia employee warrants to IAC employee warrants. While Expedia treated the original issuance of the Expedia employee warrants as non-taxable, under current law, the tax treatment to holders upon the conversion of Expedia employee warrants to IAC warrants is unclear.

IAC and Expedia have requested a private letter ruling from the IRS to the effect that the conversion of Expedia employee warrants into IAC employee warrants will not be treated as a taxable compensation event. There can be no assurance that this ruling will be received, and even if it is received, it is not expected to be received prior to the expected effective time of the merger and the conversion of the Expedia warrants. Because of this, and because of the substantial penalties that could apply to IAC and Expedia if they fail to withhold taxes on the conversion of vested Expedia employee warrants into IAC employee warrants in connection with the merger and the potential interest and penalties payable by warrant holders if they failed to pay any applicable taxes due on the warrant conversion prior to the time they file their 2003 federal income tax return, IAC and Expedia plan to treat the conversion of vested employee warrants into vested IAC employee warrants as a taxable compensation event and to subject the conversion to withholding. Employee warrant holders will be allowed to elect to satisfy their withholding obligations by delivering cash, delivering previously owned Expedia shares or holding back vested warrants. If the IRS determines the conversion is not taxable, a warrantholder could be refunded the tax withheld with the filing of a 2003 (or future) tax return. Note, however, that if an employee uses Expedia shares to satisfy his or her withholding obligation, that usage would also trigger additional taxable gain to the extent the amount of the withholding obligations exceeds the employee’s basis in the surrendered shares. If an employee uses vested warrants to satisfy his or her withholding obligation, that usage will trigger taxable compensation income, even if the conversion of Expedia employee warrants for IAC employee warrants is not taxable. We describe the material tax consequences of the merger to warrantholders in more detail starting on page 38 of the proxy and information statement/prospectus, dated July 9, 2003, which you will be receiving shortly. We urge you to read the proxy and information statement/prospectus carefully.

We realize that this is a complex issue, and appreciate your patience as we are preparing detailed communications (both in writing and in-person presentations) to help you better understand the situation. Information, which will include details of the methods of satisfying this withholding obligation, withholding requirements related to future warrant vesting, and the ongoing administration of your warrants will be sent out to you shortly, and informational meetings will follow.